EXHIBIT (A)9

FOR IMMEDIATE RELEASE

      CONTACT:
      HASBRO:  Wayne S. Charness (News Media)             401-727-5983
               Renita E. O'Connell (Investor Relations)   401-727-5401

      GALOOB:  Kathleen R. McElwee                        650-952-1678 x2210


      HASBRO ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD
                REGARDING PENDING ACQUISITION OF GALOOB TOYS


      PAWTUCKET, RI, October 16, 1998 - Hasbro, Inc. [ASE:HAS] announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending acquisition of Galoob Toys, Inc. [NYSE:GAL] expired at 11:59 P.M. on October 15, 1998.

      Hasbro, Inc., its wholly owned subsidiary New HIAC II Corp., and Galoob Toys, Inc. executed a definitive merger agreement on September 27, 1998, pursuant to which New HIAC II Corp. commenced, on October 2, 1998, a cash tender offer to purchase all of the outstanding shares of Galoob Toys, Inc. at a price of $12 per share. The offer is conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a diluted basis. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, October 30, 1998, unless the offer is extended. D.F. King & Co., Inc. is acting as the Information Agent in connection with the offer.

      "Galoob's highly successful Micro Machines(R), its Star Wars(TM) small-scale figures and vehicles, and Spice Girls(TM) will be tremendous additions to our rich brand portfolio," said Alan G. Hassenfeld, Chairman and CEO of Hasbro, Inc.

      Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Supper Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

      Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide. For more information about the Company and its products, visit Galoob's World Wide Web site at HTTP://WWW.GALOOB.COM.

      This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were distributed on or about October 2, 1998 to stockholders. Additional copies of such documents can be obtained by contacting the Information Agent at
 (800) 755-3107.

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